

October 3, 2012

Via E-mail
Joseph M. Fortunato
Chief Executive Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

>   **Re: GNC Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Response dated September 28, 2012**
>   **File No. 1-35113**

Dear Mr. Fortunato:

We have reviewed your response dated September 28, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 8. Long-Term Debt/Interest Expense, page 91

1. We reviewed your response to comment 5 in our letter dated September 17, 2012. Please note that the disclosures required by Rule 4-08(e)(3) and the schedule required by Rule 5-04 (ASC 205-10-S99-6(c)) of Regulation S-X are intended to provide investors with an understanding of the parent's liquidity and its ability to pay interest and principal on debt or dividends. As such, when restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the required disclosures. Please do so or request a waiver from the Division of Corporation Finance Office of the Chief Accountant. Refer to the process on requesting a waiver from the Office of the Chief Accountant at http://www.sec.gov/divisions/corpfin/cflegalregpolicy.htm.

Item 15. Exhibits, Financial Statement Schedules, page 112

(3) Exhibits, page 114

2. Please file a copy of the auditor's consent to the use of the audit report or tell us why the consent is not required. Please refer to Item 601(b)(23) of Regulation S-K.

    You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief